United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999


                                  SCHEDULE 13D
                                Amendment No. 1


                    Under the Securities Exchange Act of 1934


                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)

        Wulf Rehder, 4636 Timber Lane, Occidental, CA 95465; 707-874-3127
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               September 12, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 4 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Wulf Rehder

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         German citizen and permanent US resident (permanent green card).

7.       Sole Voting Power


         350,758 Common Shares


8.       Shared Voting Power

         0

9.       Sole Dispositive Power


         350,758 Common Shares


10.      Shared Dispositive Power

CUSIP NO.: None                                                Page 2 of 4 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person


         Directly -  350,758 Common Shares


         Indirectly - 0

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         6.15% at October 24, 2005


14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY & ISSUER


     This amended statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 7 Dey Street, Suite 900, New York, NY 10007. This statement amends the Schedule 13d dated May 12, 2005 filed by Wulf Rehder. Mr. Rehder acquired another 8,400 Infinity Capital Group, Inc. common shares from GHL Group, Ltd. Mr. Rehder transferred 13,125 Class C Warrants he held directly and waived another 7,875 Class C Warrants he subscribed for. In exchange, Mr. Rehder received 8,400 additional Infinity Capital Group, Inc. common shares on September 12, 2005.



ITEM 2.

     (a) Wulf Rehder

     (b) 4636 Timber Lane, Occidental, CA  95465

     (c) Professor of mathematics from 1982 to 1986, first at Denver University (Colorado), then at San Jose State University (California). Since 1986 worked in technical and managerial positions at Hewlett Packard, Excite@Home, and until 2002 as Vice President of Engineering and Operations at Instill Corporations in Redwood City, California. Since 2003 independent management consultant.

CUSIP NO.: None                                                Page 3 of 4 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: German citizen and permanent US resident (permanent green card).



ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

     No funds were used. Infinity Capital Group, Inc. shareholders became the shareholders of the surviving entity, Infinity Capital Group, Inc., as a result of the merger between Infinity Capital Group, Inc. and Fayber Group, Inc.


ITEM 4.  PURPOSE OF THE TRANSACTION


     There are no plans or proposals known to the Reporting Person which relate to or would result in any of subsections a-j of Item 4 being applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned
          (directly and indirectly):                   350,758 Common Shares

         Percent of outstanding shares owned:          6.15% at October 24, 2005

     (b) Sole Power of voting for Reporting Person:    350,758 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:                    None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable

CUSIP NO.: None                                                Page 4 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS



     None.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 26, 2005             /s/Wulf Rehder
                                    -------------------------
                                    Wulf Rehder